September 20, 2016

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Re:	Turkcell İletişim Hizmetleri A.Ş
Form 20-F for Fiscal Year Ended December 31, 2015
Filed March 18, 2016
File No. 001-15092

Dear Mr. Spirgel:

This letter has been prepared by Turkcell İletişim Hizmetleri A.Ş (the “Company”) in response to the comments contained in the letter dated September 1, 2016 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), addressed to Mr. Kaan Terzioglu, the Company’s Chief Executive Officer.

Set forth below is the Company’s response to the Comment Letter. We confirm that we will to the extent relevant comply with the following comments in future filings.

The numbered paragraph and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 5.D. Trend Information
Liquidity, page 93

1. We note your disclosure that your total operational capital expenditures as a percentage of revenues in 2016 will be around 20%, with increased investments in preparation for the transition of the mobile network to 4.5G, further expansion of the fiber network, and the roll out of lifecell’s 3G+ network. We further note your disclosure on page 14 that you face increased capital needs to finance your technological and geographic expansion related to, among other things, your consumer finance company. Please enhance your discussion here to quantify your expected capital expenditure requirements related to expansions, the expected timing of such requirements, and clearly indicate the measures you are taking to obtain suitable financing. Please be specific in discussing the potential sources of cash you may be able to obtain and the related impact the financing terms will have on your operations.

Response:

The Company’s initial guidance for the year 2016 which was disclosed in the latest Form 20-F was to spend 20% of Turkcell Group’s revenues as operational capital expenditures mainly for Turkcell Turkey’s 4.5G and fiber network investments, and the roll out of lifecell’s 3G+ network. According to this guidance, the Company initially expected to spend TL 2.8 billion as operational capital expenditures. During the first half of the year 2016, the Company’s operational capital expenditures reached to TL 1.5 billion, representing 23% of revenues, mainly due to accelerated investments in 4.5G.

Accordingly, the Company revised its Group operational capital expenditures to sales ratio projection to 25% of its revenues instead of 20%. This change in guidance was disclosed on July 27, 2016 in our 2nd Quarter 2016 Result Announcement Press Release” which was submitted to the Commission under a Form 6-K on August 1, 2016. With this revision, the Company’s current expectation is to spend around TL 3.5 billion as operational capital expenditures of which TL 2.0 billion is expected to be spent during the second half of 2016.

In order to finance our infrastructure investments, restructuring of existing debt, and possible new investment opportunities, the Company has obtained the following funding:

•
In September 2015, the Company signed a club loan agreement with a consortium of International banks for an amount of USD 500 million and EURO 445.3 million. This unsecured loan facility has a 5 year maturity with an annual interest rate of Libor/Euribor + 2%.  This facility has been utilized in June 2016.

•
In October 2015, we issued a Eurobond with an aggregate principal amount of $500 million, 10-year maturity, a redemption date of October 10, 2025 and coupon rate of 5.75% based on a 5.95% reoffer yield to qualified investors domiciled outside of Turkey.

•
In October 2015, the Company signed a loan agreement package with China Development Bank (CDB) for an amount up to EURO 1.250 million. To date, the Company has utilized EURO 500 million under this agreement. Although the Company is not planning to raise debt in the near term given its strong liquidity position, utilizing the remaining EURO 750 million from the CDB loan agreement might be considered depending on future investment needs. The CDB loan facility is aimed at financing the Group’s procurements from China in relation to infrastructure investments. The loan package has a 10 year maturity. The annual interest rate of the loan is EURIBOR + 2.2%.

We do not believe that the financing terms of these facilities will have an impact on our operations.

The facilities listed above were disclosed in the 20-F (on page 90) together with a discussion of our key funding needs (page 91).

In addition, The Company has committed TL 575 million of capital to the Consumer finance company (“TFS”) so that TFS can raise debt through banks and capital markets. Since its inception in March, TFS has been able to fund itself by benefiting from this strong capital base, the Company’s guarantee and credit ratings. The Company has no current plans to increase the capital of TFS.

2. Please clarify how you plan for your consumer finance company to manage the working capital requirements related to terminal financing and bad debt expense.

Response:

Our Consumer finance company (TFS) was established in order to provide credit lines or consumer loans within the context of “Financial Leasing, Factoring and Financial Institutions Law No 6361” and other regulations of Banking Regulation and Supervision Agency.

Before foundation of TFS, the Company financed the purchase of terminals by consumers directly. With direct access to credit bureau and other critical data, TFS aims to achieve a prudent credit scoring model for outstanding subscribers and potential customers, offering instant credit options with flexible pricing and payment options as an alternative to credit cards and consumer loans.

Starting with a significant amount of capital committed, TFS is implementing a conventional borrowing strategy by utilizing the Company’s guarantee and international credit ratings. In line with this strategy, TFS began establishing its own banking relations and began utilizing these lines starting from May 2016.  Going forward, TFS plans to issue debt securities, i.e. commercial paper, corporate bonds, asset-backed securities, both in local and global markets in order to broaden and diversify its creditor base while taking no foreign exchange risk and only minimal duration mismatch when necessary.

On a consolidated basis, the creation of TFS should not increase our working capital requirements, as we are moving into TFS a financing activity that was previously undertaken by Turkcell directly. To the extent that TFS can improve the efficiency of such financing, we may indeed consider increasing the amount of financing that we provide, but only to the extent that TFS is able to obtain funding from the market.

As for bad debt management, the Company used to bear directly the risk and cost of bad debt on terminal financing. We expect that TFS will be able to sell its non-performing loan portfolio to asset managers much more quickly and efficiently than before, thus achieving a better balance sheet and cash flow management.

Notes to the Consolidated Financial Statements
Note 3. Significant accounting policies
(k) Revenue, page F-38

3. Please explain to us in detail the arrangement between the Company, the distributors and the dealers where the handset is sold by the dealer or distributor to the subscriber while the company provides the service and collects the receivable for the handset sold to the customer. Tell us how you evaluated the arrangement in determining that you are not the principal in the sale of the handset. Please discuss the accounting literature you considered and how you applied it in determining the appropriate accounting treatment for these transactions.

Response:

GENERAL INFORMATION

The details of the arrangement between the Company, the distributors and the dealers which are disclosed in Notes to the Consolidated Financial Statements - Note 3. Significant accounting policies - (k) Revenue, page F-38 of Form 20-F for Fiscal Year Ended December 31, 2015 are as follows:

In the recent years, one of the major revenue types of the Company has been data revenue. In order to facilitate smartphone acquisitions and thereby encourage increased use of mobile data and services, the Company offers different packages in which voice, SMS and data services can be bundled with terminal/handsets.

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of a smartphone device by the dealer and/or distributor and a communication service to be provided by the Company if they agree to commit that the subscribers will not churn out for a certain period of time.

The ultimate goal of the Company in these transactions is selling its services rather than selling the handsets. We refer to these arrangements as “Transfer Schemes”.

The devices are imported to Turkey by the Original Equipment Manufacturer (“OEM”) or the distributor and the distributor will then sell them on credit to dealers.

If the device is sold for cash, or by consumer loan or credit card by the dealer, the dealer pays the amount related to the handset to the distributor on the maturity of the invoice issued by the distributor.

If the device is sold through a transfer scheme campaign, the key steps of such arrangement is would typically be as follows:

•
The subscriber chooses a bundle offer (handset with SMS, voice and internet packages). Pricing of the services in the bundled offer does not substantially differ from the pricing of the same services offered in non-bundled transactions with similar commitment periods.

•
The subscriber signs a letter of undertaking to the attention of the Company, stating that he/she will remain as a subscriber of the Company during the term of the undertaking and pay the monthly agreed consideration to the Company. The letter of undertaking specifies the total amount to be paid by the subscriber in the bundled offer for the handset and communication service separately. The subscriber commits to pay the due in 12, 24 or 36 monthly equal installments, which will be presented as “handset installment to be collected on behalf of others” on the invoice issued by the Company.

•
The handset is provided by the dealer and it issues an invoice for the handset. However, the subscriber does not make any payment related to this invoice to the dealer.  As described below, the subscriber pays the Company.

•
The subscriber acquires title to the handset, possesses all the risk and reward of ownership of the handset and can sell the handset or can use the handset for services of other mobile operators.   However, even though the subscriber does not have to use the handset acquired for the services which are included in the bundle offer that they have committed to the Company, they still are committed to paying for the handset for the installment period.

•	The Company does not bear any responsibility regarding the delivery, quality, warranty, technical problems of the handset received by the subscriber. The distributor handles all of such services.

•
Once the subscriber signs the letter of undertaking, the dealer assigns its receivables from the handset sale to the distributor and the distributor assigns its receivables from the handset sale to the Company.

•	According to this assignment agreement, the distributor gives the Company the right to collect its receivables from the subscribers (the Company is the assignee and the distributor is the assignor).

•
Whenever the distributor assigns its receivables to the Company, the Company pays the present value of the full amount of the receivable to the distributor at once. Under this structure the Company is the one who is providing financial support to the subscriber because the distributor collects its receivable immediately following the sale while the subscriber pays the Company in installments.

•
Independent from the use of the handset, the subscriber continues to have a liability arising from commitment to the Company and the collection is performed by the Company in monthly installments. The Company has the right to commence legal action in case the subscriber does not pay its liabilities both for services received and outstanding handsets installments.

The Company charges interest to the subscribers considering market interest rates in return for this financial support.

IFRS ACCOUNTING ANALYSIS

We have decided that we are acting as an agent in the described transaction and revenues should be reported on a net basis. Our analysis is based on the above facts and IAS 18.IE21 “Determining whether an entity is acting as a principal or as an agent (2009 amendment)”.

Determining whether an entity is acting as a principal or as an agent requires judgment and consideration of all relevant facts and circumstances. An entity is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services. None of the indicators noted below are considered individually presumptive or determinative, but an overall assessment needs to take into consideration the majority of indicators. Features that indicate that an entity is acting as a principal include:

(a) the entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer;

The dealer has primary responsibility for the delivery of the handset and the distributor has the primary responsibility regarding the quality, warranty and technical problems of the handset received by the subscriber. The general practice in the market is that the primary responsibility with respect to those transactions are with the dealers and distributors. In the past, the majority of after sale support and warranty claims have been assumed by distributors since technical service cost is included in the distributor’s sale price to the dealer and end users. The Information and Communication Technologies Authority (“ICTA”) has issued a decision regarding the commitments including handsets stating that the operator is also responsible for the defective product, but this is not a common practice. In very rare cases, we assume some portion of the technical service fee only for customer satisfaction. To date, the amount that we have assumed for defective products is less than TL 1 million.

(b) the entity has inventory risk before or after the customer order, during shipping or on return;

The Company does not bear general inventory risk and physical inventory loss risk. It is the distributor who bears all those risks. Only for the products being purchased from Apple Inc., the Company commit to buy a certain quantity for a specified period determined in the contract itself or through an authorized purchaser (distributor). All handsets are acquired by the distributor and sold to the dealers and through other channels at the distributor’s will.

(c) the entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and

The handset price is determined in the market and takes in consideration sales price ranges set by OEMs for their products, available for all market participants (OEM, subscribers, operators, techno markets, e-trade sites and other electronic device shops etc.). Handset sale prices for bundled transactions are determined jointly by the Company and the distributor by considering subscriber credit risk discussed below in item (d) and time value of the money for the selected repayment period of the offer on top of the market price. The mechanics of the price determination are as follows:

The handset price (cash) is determined by adding distributor margin and dealer margin to the TL equivalent of the import price (including import taxes and expenses) by considering suggested retail price of OEMs and competitive benchmark. Once the handset’s price is determined, an interest rate obtained from the Company’s Treasury and Risk Division and together with the default risk of the subscribers is applied to the cash price considering relevant installment period in order to determine transfer scheme sale amount of the handset.

(d) the entity bears the customer’s credit risk for the amount receivable from the customer.

Once transfer scheme is selected by the subscriber as the payment option, the cash handset price (the selling price of the handset minus finance cost) is paid to the distributor and the Company collects outstanding transfer scheme sales amount of the handset from the subscriber within installment period selected by subscribers.

In this respect, the Company bears credit risk for the unpaid portion of transfer scheme sales amount regarding the handset. However, since the amount paid to the distributor by the Company is the fair value of such receivables which by definition reflects credit risk and expectations of recoverability, the risk and reward is consistent with the servicing of receivable not the sale of a handset.

Finally IAS 18.IE21 further states that an entity is acting as an agent if that the amount the entity earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer.

The ultimate goal of the Company in these transactions is selling its services rather than selling the handsets. Handset sales which are carried out by the distributors are thought to be a facilitator to allow us to provide communications services to subscribers, mainly data services. The Company is acting as an agent, by financing these transactions and getting a fixed income based on finance and credit cost, since the installments collected by the Company are a fixed amount billed to the subscriber for the handset plus the charge for time value of the money (including bad debt risk portion).

The Company is acting as principal in the sale of services and accounts for those as the principal. The bundling of the handset receivable collection with that service transaction does not change the risk and reward analysis of the receivable transaction.

IAS 18 Paragraph 8 states that ‘in an agency relationship, the gross inflows of economic benefits include amounts collected on behalf of the principal and which do not result in increases in equity for the entity. The amounts collected on behalf of the principal are not revenue. Instead, revenue is the amount of commission.’

In assessing the factors the guidance indicates should be considered, while the Company has some risk in ensuring the delivery of a quality handset and in guaranteeing a certain number will be acquired by the distributor from Apple Inc., the primary responsibility for delivery and inventory risk lies with the distributor. The distributor is also exposed to the risk and reward for defective products and, in this regard, may face additional cost or may benefit from less cost if the actual number of defective products is higher or lower than their expectations. The risks and rewards to the company are primarily those of financing the subscriber and the predetermined fee reflects that.  This is consistent with the rationale for the arrangement and therefore in our view, in the light of the features stated above handset receivables are collected by the Company and the Company acts as a financier for the distributors throughout the installment period, and facilitates the collection cycle in order to increase its subscriber base and communication revenues by encouraging handset sales. Therefore, we believe that the Company acts as an agent in these transactions as described above and related revenues should be reported on net basis in the Company’s financial statements.

*          *          *

In connection with responding to the Staff’s comments, the Company acknowledges that:

☐	it is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +90 212 313 2303

Very truly yours,

/s/ Bulent Aksu

Bulent Aksu
Chief Financial Officer, Turkcell Iletisim Hizmetleri A.S.

Cc:

Kaan Terzioglu
Chief Executive Officer, Turkcell Iletisim Hizmetleri A.S.

Sami Toutounji
Shearman & Sterling LLP